Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2023	2022	2023	2022

CONTINUING OPERATIONS

Revenues	2	1,594	1,574	4,979	4,862

Operating expenses	5	(958)	(1,023)	(3,022)	(3,145)

Depreciation		(28)	(34)	(87)	(110)

Amortization of computer software		(132)	(119)	(377)	(354)

Amortization of other identifiable intangible assets		(24)	(25)	(72)	(76)

Other operating (losses) gains, net	6	(11)	25	353	26

Operating profit		441	398	1,774	1,203

Finance costs, net:

Net interest expense	8	(32)	(48)	(121)	(145)

Other finance income (costs)	8	117	448	(75)	862

Income before tax and equity method investments		526	798	1,578	1,920

Share of post-tax (losses) earnings in equity method investments	9	(174)	(525)	815	(552)

Tax benefit (expense)	10	18	(8)	(397)	(156)

Earnings from continuing operations		370	265	1,996	1,212

(Loss) earnings from discontinued operations, net of tax		(3)	(37)	21	(92)

Net earnings		367	228	2,017	1,120

Earnings attributable to common shareholders		367	228	2,017	1,120

Earnings (loss) per share:	11

Basic earnings per share:

From continuing operations		$0.81	$0.55	$4.27	$2.49

From discontinued operations		(0.01)	(0.08)	0.05	(0.19)

Basic earnings per share		$0.80	$0.47	$4.32	$2.30

Diluted earnings per share:

From continuing operations		$0.81	$0.55	$4.27	$2.49

From discontinued operations		(0.01)	(0.08)	0.04	(0.19)

Diluted earnings per share		$0.80	$0.47	$4.31	$2.30

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2023	2022	2023	2022

Net earnings		367	228	2,017	1,120

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	8	22	66	(3)	89

Cash flow hedges adjustments to equity		(22)	(47)	(2)	(68)

Foreign currency translation adjustments to equity		(124)	(244)	27	(505)

		(124)	(225)	22	(484)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(2)	(2)	4	(20)

Remeasurement on defined benefit pension plans		(58)	(91)	(43)	(178)

Related tax benefit on remeasurement on defined benefit pension plans		15	23	11	44

		(45)	(70)	(28)	(154)

Other comprehensive loss		(169)	(295)	(6)	(638)

Total comprehensive income (loss)		198	(67)	2,011	482

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		201	(30)	1,990	574

Discontinued operations		(3)	(37)	21	(92)

Total comprehensive income (loss)		198	(67)	2,011	482

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2023	2022

Cash and cash equivalents	12	2,516	1,069

Trade and other receivables		982	1,069

Other financial assets	12	118	204

Prepaid expenses and other current assets		439	469

Current assets		4,055	2,811

Property and equipment, net		395	414

Computer software, net		1,256	935

Other identifiable intangible assets, net		3,175	3,219

Goodwill		6,667	5,869

Equity method investments	9	1,801	6,199

Other financial assets	12	373	527

Other non-current assets	13	581	619

Deferred tax		1,046	1,118

Total assets		19,349	21,711

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	1,480	1,647

Payables, accruals and provisions	14	925	1,222

Current tax liabilities		423	324

Deferred revenue		935	886

Other financial liabilities	12	85	812

Current liabilities		3,848	4,891

Long-term indebtedness	12	2,878	3,114

Provisions and other non-current liabilities	15	720	691

Other financial liabilities	12	204	233

Deferred tax		507	897

Total liabilities		8,157	9,826

Equity

Capital	16	3,388	5,398

Retained earnings		8,933	7,642

Accumulated other comprehensive loss		(1,129)	(1,155)

Total equity		11,192	11,885

Total liabilities and equity		19,349	21,711

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2023	2022	2023	2022
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		370	265	1,996	1,212
Adjustments for:
Depreciation		28	34	87	110
Amortization of computer software		132	119	377	354
Amortization of other identifiable intangible assets		24	25	72	76
Share of post-tax losses (earnings) in equity method investments	9	174	525	(815)	552
Net losses (gains) on disposals of businesses and investments		6	(30)	(341)	(29)
Deferred tax		(251)	(176)	(369)	(193)
Other	17	(89)	(417)	188	(742)
Changes in working capital and other items	17	257	181	417	(35)
Operating cash flows from continuing operations		651	526	1,612	1,305
Operating cash flows from discontinued operations		23	5	24	(66)
Net cash provided by operating activities		674	531	1,636	1,239
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(678)	(19)	(1,201)	(190)
Proceeds from disposals of businesses and investments	7	-	29	418	29
Proceeds from sales of LSEG shares	9	1,517	24	5,393	24
Capital expenditures		(145)	(152)	(412)	(460)
Other investing activities	9	14	25	82	87
Taxes paid on sales of LSEG shares and disposals of businesses		(273)	-	(543)	-
Investing cash flows from continuing operations		435	(93)	3,737	(510)
Investing cash flows from discontinued operations		-	-	(1)	(16)
Net cash provided by (used in) investing activities		435	(93)	3,736	(526)
FINANCING ACTIVITIES
Net (repayments) borrowings under short-term loan facilities	12	(1,214)	319	(443)	369
Payments of lease principal		(13)	(17)	(44)	(50)
Payments for return of capital on common shares	16	-	-	(2,045)	-
Repurchases of common shares	16	-	(504)	(718)	(698)
Dividends paid on preference shares		(1)	(1)	(4)	(2)
Dividends paid on common shares	16	(218)	(208)	(672)	(627)
Other financing activities		(3)	(25)	2	(16)
Net cash used in financing activities		(1,449)	(436)	(3,924)	(1,024)
Translation adjustments		(2)	(4)	(1)	(8)
(Decrease) increase in cash and cash equivalents		(342)	(2)	1,447	(319)
Cash and cash equivalents at beginning of period		2,858	461	1,069	778
Cash and cash equivalents at end of period		2,516	459	2,516	459
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(28)	(16)	(130)	(96)
Interest received		31	4	55	5
Income taxes paid	17	(284)	(49)	(662)	(194)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885

Net earnings	-	-	-	2,017	-	-	-	2,017

Other comprehensive (loss) income	-	-	-	(32)	(1)	27	26	(6)

Total comprehensive income (loss)	-	-	-	1,985	(1)	27	26	2,011

Return of capital on common shares (see note 16)	(2,107)	60	(2,047)	-	-	-	-	(2,047)

Dividends declared on preference shares	-	-	-	(4)	-	-	-	(4)

Dividends declared on common shares	-	-	-	(686)	-	-	-	(686)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	14	-	14	-	-	-	-	14

Repurchases of common shares	2	-	2	(2)	-	-	-	-

Stock compensation plans	125	(104)	21	(2)	-	-	-	19

Balance, September 30, 2023	1,898	1,490	3,388	8,933	16	(1,145)	(1,129)	11,192

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834

Net earnings	-	-	-	1,120	-	-	-	1,120

Other comprehensive (loss) income	-	-	-	(134)	1	(505)	(504)	(638)

Total comprehensive income (loss)	-	-	-	986	1	(505)	(504)	482

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(648)	-	-	-	(648)

Shares issued under DRIP	21	-	21	-	-	-	-	21

Repurchases of common shares	(53)	-	(53)	(668)	-	-	-	(721)

Automatic share purchase plan	(52)	-	(52)	(619)	-	-	-	(671)

Stock compensation plans	143	(154)	(11)	(6)	-	-	-	(17)

Balance, September 30, 2022	3,872	1,529	5,401	8,192	26	(1,341)	(1,315)	12,278

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on October 31, 2023.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2022.

The Company continues to operate in an uncertain macroeconomic and geopolitical environment caused by rising interest rates, high inflation, and ongoing geopolitical risks. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling.

Recent accounting amendments

In May 2023, the IASB issued amendments to IAS 12 Income Taxes. The amendments require an exception to IAS 12, whereby an entity does not recognize or disclose information about deferred tax assets and liabilities specifically related to tax laws that have been enacted or substantively enacted to implement the Organization for Economic Co-operation and Development’s international tax reform recommendations known as the Pillar Two model rules. The Company has applied the exception which was effective upon the issuance of the amendments.

In August 2023, the IASB issued amendments to IAS 21, The Effect of Changes in Foreign Exchange Rates. The amendments provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments are effective for reporting periods beginning January 1, 2025. The Company is assessing the impact of these amendments on its financial statements.

Updates issued by the IASB that are not applicable or consequential to the Company have been excluded from the discussion above.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Recurring	661	658	349	330	160	158	158	152	-	-	(5)	(7)	1,323	1,291
Transactions	27	43	42	43	43	32	22	19	-	-	-	-	134	137
Global Print	-	-	-	-	-	-	-	-	137	146	-	-	137	146
Total	688	701	391	373	203	190	180	171	137	146	(5)	(7)	1,594	1,574

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Nine months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Recurring	2,000	1,967	1,015	968	503	507	468	459	-	-	(17)	(19)	3,969	3,882
Transactions	107	132	203	189	211	153	81	76	-	-	-	-	602	550
Global Print	-	-	-	-	-	-	-	-	408	430	-	-	408	430
Total	2,107	2,099	1,218	1,157	714	660	549	535	408	430	(17)	(19)	4,979	4,862

Revenues by geography(1) (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Three months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

U.S.	557	570	317	306	154	148	27	28	99	103	(5)	(7)	1,149	1,148
Canada (country of domicile)	21	18	3	2	4	5	1	1	18	22	-	-	47	48
Other	8	6	19	15	36	28	3	2	4	4	-	-	70	55
Americas (North America, Latin America, South America)	586	594	339	323	194	181	31	31	121	129	(5)	(7)	1,266	1,251

U.K.	69	64	29	26	5	4	110	103	9	8	-	-	222	205
Other	6	16	11	11	-	1	27	24	1	3	-	-	45	55
EMEA (Europe, Middle East and Africa)	75	80	40	37	5	5	137	127	10	11	-	-	267	260

Asia Pacific	27	27	12	13	4	4	12	13	6	6	-	-	61	63
Total	688	701	391	373	203	190	180	171	137	146	(5)	(7)	1,594	1,574

Revenues by geography(1) (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total

Nine months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

U.S.	1,710	1,699	999	946	554	520	79	86	303	308	(17)	(19)	3,628	3,540
Canada (country of domicile)	61	52	7	6	26	27	3	3	48	58	-	-	145	146
Other	23	22	57	45	105	84	7	6	11	12	-	-	203	169
Americas (North America, Latin America, South America)	1,794	1,773	1,063	997	685	631	89	95	362	378	(17)	(19)	3,976	3,855

U.K.	199	195	83	81	15	14	342	324	25	24	-	-	664	638
Other	31	48	33	37	-	1	80	75	4	9	-	-	148	170
EMEA (Europe, Middle East and Africa)	230	243	116	118	15	15	422	399	29	33	-	-	812	808

Asia Pacific	83	83	39	42	14	14	38	41	17	19	-	-	191	199
Total	2,107	2,099	1,218	1,157	714	660	549	535	408	430	(17)	(19)	4,979	4,862

(1)

In the three-month period, the Company reclassified $3 million (nine-month period—$4 million) of total revenues from Asia Pacific to the U.S. By segment, Legal Professionals increased U.S. revenues by $7 million and $21 million for the three and nine-month periods, respectively. Corporates and Tax & Accounting Professionals decreased U.S. revenues by $3 million and $1 million, respectively for the three-month period and $13 million and $4 million, respectively for the nine-month period.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions. In 2022, Corporate costs also included expenses related to the Change Program (see note 5). Corporate costs does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenues
Legal Professionals	688	701	2,107	2,099
Corporates	391	373	1,218	1,157
Tax & Accounting Professionals	203	190	714	660
Reuters News	180	171	549	535
Global Print	137	146	408	430
Eliminations/Rounding	(5)	(7)	(17)	(19)
Revenues	1,594	1,574	4,979	4,862

Adjusted EBITDA
Legal Professionals	338	324	1,001	933
Corporates	164	147	481	443
Tax & Accounting Professionals	64	59	302	262
Reuters News	37	33	111	114
Global Print	55	50	158	153
Total reportable segments adjusted EBITDA	658	613	2,053	1,905
Corporate costs	(26)	(78)	(82)	(209)
Fair value adjustments(1)	4	16	(14)	21
Depreciation	(28)	(34)	(87)	(110)
Amortization of computer software(2)	(132)	(119)	(377)	(354)
Amortization of other identifiable intangible assets	(24)	(25)	(72)	(76)
Other operating (losses) gains, net	(11)	25	353	26
Operating profit	441	398	1,774	1,203
Net interest expense	(32)	(48)	(121)	(145)
Other finance income (costs)	117	448	(75)	862
Share of post-tax (losses) earnings in equity method investments	(174)	(525)	815	(552)
Tax benefit (expense)	18	(8)	(397)	(156)
Earnings from continuing operations	370	265	1,996	1,212

(1)	The three and nine months ended September 30, 2023 includes $2 million and $15 million, respectively, of acquired deferred revenue (2022 - nil).
(2)	The three and nine months ended September 30, 2023 include $21 million (2022 - $7 million) and $48 million (2022 - $27 million), respectively, from amortization of acquired computer software.

Reuters News revenues included $5 million (2022 - $7 million) and $17 million (2022 - $19 million) in the three and nine months ended September 30, 2023, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of the Company’s expenses and operating profit in 2022.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
Salaries, commissions and allowances	541	587	1,693	1,781
Share-based payments	19	21	62	68
Post-employment benefits	30	38	87	111
Total staff costs	590	646	1,842	1,960
Goods and services(1)	294	314	931	954
Content	61	60	194	192
Telecommunications	10	8	29	30
Facilities	9	11	27	30
Fair value adjustments(2)	(6)	(16)	(1)	(21)
Total operating expenses	958	1,023	3,022	3,145

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Operating expenses in the three and nine months ended September 30, 2022 included $47 million and $111 million, respectively, related to the Change Program, which transitioned Thomson Reuters from a holding company to an operating company, and from a content provider into a content-driven technology company. The charges included severance as well as costs to drive technology and digital sales efficiencies. The Change Program was completed on December 31, 2022.

Note 6: Other Operating (Losses) Gains, Net

Other operating (losses) gains, net, were $(11) million and $353 million in the three and nine months ended September 30, 2023, respectively. Other operating (losses) gains, net, in the three-month period were not significant and in the nine-month period included a $347 million gain on the sale of a majority interest in the Company’s Elite business (see note 7) and a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 20). Other operating gains, net, were $25 million and $26 million in the three and nine months ended September 30, 2022, respectively, which included gains on the sale of two non-core businesses.

Note 7: Divestitures

In June 2023, the Company sold a majority interest in its Elite business, a provider of financial and practice management solutions to law firms, to TPG, a global alternative asset management firm, for proceeds of $418 million. The Company retained a 19.9% minority interest in the business with board representation and accounts for its interest using the equity method of accounting (see note 9).

The consideration received and the net assets disposed in the transaction were as follows:

Nine months ended September 30,

2023
Consideration received — Cash and cash equivalents	418
Trade receivables	(51)
Prepaid expenses and other current assets	(13)
Computer software	(36)
Goodwill	(104)
Other assets	(2)
Total assets	(206)
Payables and accruals	14
Deferred revenue	49
Total liabilities	63
Net assets disposed	(143)
Opening balance 19.9% equity investment in Elite	87
Other	(15)
Gain on sale before income tax	347

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
Interest expense:
Debt	52	40	153	120
Derivative financial instruments — hedging activities	-	-	(1)	(1)
Other, net(1)	(7)	6	2	16
Fair value losses (gains) on cash flow hedges, transfer from equity	22	66	(3)	89
Net foreign exchange (gains) losses on debt	(22)	(66)	3	(89)
Net interest expense — debt and other	45	46	154	135
Net interest expense — leases	3	2	7	6
Net interest expense — pension and other post-employment benefit plans	7	3	19	8
Interest income	(23)	(3)	(59)	(4)
Net interest expense	32	48	121	145

(1)	The three and nine months ended September 30, 2023 include $12 million of benefits related to the reversal of accrued interest associated with the release of tax reserves (see note 10).

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
Net (gains) losses due to changes in foreign currency exchange rates	(49)	(93)	10	(187)
Net (gains) losses on derivative instruments	(67)	(353)	68	(673)
Other	(1)	(2)	(3)	(2)
Other finance (income) costs	(117)	(448)	75	(862)

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments

Net (gains) losses on derivative instruments related to foreign exchange contracts that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling.

Note 9: Equity Method Investments

Equity method investments in the consolidated statement of financial position were comprised of the following:

	September 30,	December 31,

	2023	2022
YPL	1,556	6,028
Other equity method investments	245	171
Total equity method investments	1,801	6,199

Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management. The increase in other equity method investments reflects the Company’s 19.9% minority interest in Elite, following the sale of a majority stake in the business in June 2023 (see note 7).

The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered a series of foreign exchange contracts to mitigate currency risk on its investment (see note 12).

In the three and nine months ended September 30, 2023, the Company received $1.5 billion and $5.4 billion, respectively, related to the transactions described below. Of these amounts, $1.5 billion and $5.2 billion were received in the three and nine months ended September 30, 2023, respectively, in the form of dividends from YPL, which were recorded as a reduction of the Company’s investment and presented as investing activities in the consolidated statement of cash flow.

●

On January 31, 2023, the Company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. The Company received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares it indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares.

●

On March 8, 2023, the Company and Blackstone’s consortium collectively sold 28 million shares they co-own for £71.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares it indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12).

●

On May 19, 2023, the Company and Blackstone’s consortium collectively sold 33 million shares they co-own for £80.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.6 billion of gross proceeds from the sale of the 15.3 million shares it indirectly owned, which included approximately $28 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12).

●

On September 7, 2023, the Company and Blackstone’s consortium collectively sold 35 million shares they co-own for £79.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.5 billion of gross proceeds from the sale of the 15.0 million shares it indirectly owned, which included approximately $27 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12). The Company also received $8 million in dividends from YPL related to the sale of call options discussed below.

●

During the three and nine months ended September 30, 2023, LSEG repurchased 0.2 million and 1.7 million, respectively, of ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. The Company received proceeds of approximately $8 million and $70 million related to the approximately 0.1 million and 0.8 million shares it indirectly owned and sold as part of this buyback in the three and nine months ended September 30, 2023, respectively.

As of September 30, 2023, the Company indirectly owned approximately 16.9 million LSEG shares. In connection with the September 2023 transactions described above, YPL entered into call options to sell approximately 8.2 million LSEG shares with maturity dates in 2023 and 2024 in the event the LSEG share price exceeds specified levels. The Company’s share of these call options covers approximately 3.5 million shares. The approximately 13.4 million LSEG shares owned by the Company and not subject to call options are subject to amended lock-up provisions under which it may sell approximately 6.1 million shares between March 2, 2024 and January 29, 2025, and approximately 7.3 million shares thereafter.

YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 12% economic interest and a 6% voting interest in LSEG compared to an approximate 30% economic interest and a 24% voting interest as of December 31, 2022). As of September 30, 2023, the Company owned 24.8% (December 31, 2022 – 42.84%) of YPL and indirectly owned approximately 16.9 million (December 31, 2022 – 72.0 million) LSEG shares. Given the reduction in its ownership in 2023, YPL is only entitled to nominate one non-executive director to the board of LSEG. As such, Thomson Reuters is no longer entitled to nominate a representative to the board of LSEG.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
YPL	(167)	(520)	828	(543)
Other equity method investments	(7)	(5)	(13)	(9)
Total share of post-tax (losses) earnings in equity method investments	(174)	(525)	815	(552)

The Company’s share of post-tax (losses) or earnings in its YPL investment was comprised of the following items:

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
(Decrease) increase in LSEG share price	(111)	(2)	587	687
Foreign exchange (losses) gains on LSEG shares	(107)	(543)	165	(1,317)
Dividend income	13	25	58	87
Loss from forward contract	-	-	(77)	-
Loss from call options	(1)	-	(1)	-
Historical excluded equity adjustment(1)	39	-	96	-
YPL — share of post-tax (losses) earnings in equity method investments	(167)	(520)	828	(543)

(1)	Represents income from the recognition of a portion of the cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL as of September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022
Mark-to-market of LSEG shares	(646)	(1,272)	1,850	(1,471)
Dividend income	42	58	154	202
Loss from forward contract	-	-	(179)	-
Loss from call options	(4)	-	(4)	-
Net (loss) earnings	(608)	(1,214)	1,821	(1,269)
Total comprehensive (loss) income	(608)	(1,214)	1,821	(1,269)

The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	September 30,	December 31,
	2023	2022
Assets
Current assets	28	190
Non-current assets	7,032	14,620
Total assets	7,060	14,810
Liabilities
Current liabilities	49	10
Non-current liabilities	198	202
Total liabilities	247	212
Net assets attributable to YPL	6,813	14,598
Net assets attributable to YPL - beginning period	14,598	15,881
Net earnings (loss) attributable to YPL	1,821	(973)
Distributions to owners	(9,606)	(310)
Net assets attributable to YPL - ending period	6,813	14,598
Thomson Reuters % share	24.8%	42.84%
Thomson Reuters $ share	1,686	6,254
Historical excluded equity adjustment(1)	(130)	(226)
Thomson Reuters carrying amount	1,556	6,028

(1)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

See note 20 for related party transactions with YPL and Elite.

Note 10: Taxation

The Company recorded a tax benefit of $18 million for the three months ended September 30, 2023 and tax expense of $8 million for the three months ended September 30, 2022. The three months ended September 30, 2023 included $38 million (2022 - $133 million) of tax benefits related to the Company’s loss in equity method investments and $15 million (2022 - $81 million) of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to the Company’s investment in LSEG. The three months ended September 30, 2023 also included $61 million of benefits from the release of tax reserves due to the expiration of applicable statutes of limitation.

Tax expense was $397 million and $156 million in the nine months ended September 30, 2023 and 2022, respectively, and included $195 million of tax expense (2022 - $150 million of tax benefits) related to the Company’s earnings or losses in equity method investments and $16 million of tax benefits (2022 - $159 million of tax expense) related to other finance costs or income. The nine months ended September 30, 2023, also included benefits of $61 million from the release of tax reserves and $24 million from the settlement of a tax audit, as well as $78 million of expense related to the sale of a majority stake in Elite.

Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Earnings attributable to common shareholders	367	228	2,017	1,120
Less: Dividends declared on preference shares	(1)	(1)	(4)	(2)
Earnings used in consolidated earnings per share	366	227	2,013	1,118
Less: Loss (earnings) from discontinued operations, net of tax	3	37	(21)	92
Earnings used in earnings per share from continuing operations	369	264	1,992	1,210

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Weighted-average number of common shares outstanding	455,341,000	482,919,463	465,951,100	485,386,057
Weighted-average number of vested DSUs	117,515	183,692	127,277	230,075
Basic	455,458,515	483,103,155	466,078,377	485,616,132
Effect of stock options and TRSUs	603,848	785,031	759,765	692,905
Diluted	456,062,363	483,888,186	466,838,142	486,309,037

The impact of the share reduction from the return of capital and share consolidation transaction in June 2023 (see note 16) was factored into the weighted average number of common shares outstanding from the date of the transaction.

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2023	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	363	2,153	-	-	2,516
Trade and other receivables	982	-	-	-	982
Other financial assets - current	11	107	-	-	118
Other financial assets - non-current	19	237	77	40	373
Current indebtedness	(1,480)	-	-	-	(1,480)
Trade payables (see note 14)	(149)	-	-	-	(149)
Accruals (see note 14)	(656)	-	-	-	(656)
Other financial liabilities - current(1)	(62)	(23)	-	-	(85)
Long-term indebtedness	(2,878)	-	-	-	(2,878)
Other financial liabilities - non current(2)	(190)	(14)	-	-	(204)
Total	(4,040)	2,460	77	40	(1,463)

December 31, 2022	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	820	249	-	-	1,069
Trade and other receivables	1,069	-	-	-	1,069
Other financial assets - current	13	191	-	-	204
Other financial assets - non-current	24	400	61	42	527
Current indebtedness	(1,647)	-	-	-	(1,647)
Trade payables (see note 14)	(237)	-	-	-	(237)
Accruals (see note 14)	(834)	-	-	-	(834)
Other financial liabilities - current(1)(3)	(781)	(31)	-	-	(812)
Long-term indebtedness	(3,114)	-	-	-	(3,114)
Other financial liabilities - non current(2)	(204)	(29)	-	-	(233)
Total	(4,891)	780	61	42	(4,008)

(1)	Includes lease liabilities of $53 million (2022 - $56 million).
(2)	Includes lease liabilities of $171 million (2022 - $179 million).
(3)

Includes a commitment to repurchase up to $718 million of shares related to the Company’s automatic share repurchase plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents

Of total cash and cash equivalents, $102 million and $81 million as of September 30, 2023 and December 31, 2022, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $638 million is included in “Current indebtedness” within the consolidated statement of financial position as of September 30, 2023 (December 31, 2022 – $1,048 million).

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2023 and December 31, 2022. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2023, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.7:1.

Foreign exchange contracts

The Company has entered into foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. The Company settled the following foreign exchange contracts in conjunction with YPL’s sale of LSEG shares:

●

On September 25, 2023, the Company settled foreign exchange contracts with a notional amount of £502 million ($650 million) for net proceeds of $27 million in conjunction with the sale of 15.0 million of LSEG shares.

●

On June 7, 2023, the Company settled foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $28 million in conjunction with the sale of 15.3 million of LSEG shares.

●

On March 23, 2023, the Company settled foreign exchange contracts with a notional amount of £1.0 billion ($1.3 billion) for net proceeds of $96 million in conjunction with the sale of 13.6 million of LSEG shares.

As of September 30, 2023, the Company had remaining foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) outstanding. In the three and nine months ended September 30, 2023, gains of $67 million and losses of $68 million (2022 – gains of $353 million and $673 million), respectively, were reported within “Other finance income (costs)” in the consolidated income statement (see note 8) due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. These instruments are not related to changes in the LSEG share price. The Company records the foreign exchange contracts at fair value each reporting period. The associated net fair value of these contracts was an asset of $90 million (December 31, 2022 asset of $309 million) and were recorded within other financial assets and liabilities, current or long-term as appropriate, in the consolidated statement of financial position. As of September 30, 2023, the Company’s interest in LSEG shares had a market value of approximately $1.7 billion, based on LSEG’s share price on that day (December 31, 2022 - $6.2 billion).

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	638	-	640	-
C$1,400, 2.239% Notes, due 2025	1,034	(40)	981	(40)
$600, 4.30% Notes, due 2023	600	-	598	-
$450, 3.85% Notes, due 2024(1)	242	-	236	-
$500, 3.35% Notes, due 2026	498	-	471	-
$350, 4.50% Notes, due 2043(1)	116	-	82	-
$350, 5.65% Notes, due 2043	342	-	296	-
$400, 5.50% Debentures, due 2035	396	-	368	-
$500, 5.85% Debentures, due 2040	492	-	449	-
Total	4,358	(40)	4,121	(40)
Current portion	1,480	-
Long-term portion	2,878	(40)

	Carrying Amount		Fair Value
December 31, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	1,048	-	1,050	-
C$1,400, 2.239% Notes, due 2025	1,030	(42)	972	(42)
$600, 4.30% Notes, due 2023	599	-	594	-
$450, 3.85% Notes, due 2024(1)	241	-	235	-
$500, 3.35% Notes, due 2026	497	-	473	-
$350, 4.50% Notes, due 2043(1)	116	-	89	-
$350, 5.65% Notes, due 2043	342	-	324	-
$400, 5.50% Debentures, due 2035	396	-	379	-
$500, 5.85% Debentures, due 2040	492	-	482	-
Total	4,761	(42)	4,598	(42)
Current portion	1,647	-
Long-term portion	3,114	(42)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,153	-	2,153

Other receivables(1)	-	-	237	237

Foreign exchange contracts(2)	-	107	-	107

Financial assets at fair value through earnings	-	2,260	237	2,497

Financial assets at fair value through other comprehensive income(3)	25	-	52	77

Derivatives used for hedging(4)	-	40	-	40

Total assets	25	2,300	289	2,614

Liabilities

Foreign exchange contracts(2)	-	(17)	-	(17)

Contingent consideration(5)	-	-	(20)	(20)

Financial liabilities at fair value through earnings	-	(17)	(20)	(37)

Total liabilities	-	(17)	(20)	(37)

December 31, 2022				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	249	-	249

Other receivables(1)	-	-	245	245

Foreign exchange contracts(2)	-	346	-	346

Financial assets at fair value through earnings	-	595	245	840

Financial assets at fair value through other comprehensive income(3)	19	-	42	61

Derivatives used for hedging(4)	-	42	-	42

Total assets	19	637	287	943

Liabilities

Foreign exchange contracts(2)	-	(37)	-	(37)

Contingent consideration(5)	-	-	(23)	(23)

Financial liabilities at fair value through earnings	-	(37)	(23)	(60)

Total liabilities	-	(37)	(23)	(60)

(1)	Receivables under indemnification arrangement (see note 19).
(2)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3)	Investments in entities over which the Company does not have control, joint control or significant influence.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The receivable from the indemnification arrangement is level 3 in the fair value measurement hierarchy. The decrease in the receivable between December 31, 2022 and September 30, 2023 is primarily due to repayments from LSEG offset by fair value gains based on interest rates associated with the indemnifying party’s credit profile and net foreign exchange gains, which are included within “(Loss) earnings from discontinued operations, net of tax”, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2023.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2023	2022

Net defined benefit plan surpluses	31	48

Cash surrender value of life insurance policies	346	337

Deferred commissions	96	121

Other non-current assets(1)	108	113

Total other non-current assets	581	619

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $87 million and $94 million as of September 30, 2023 and December 31, 2022, respectively (see note 19).

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2023	2022

Trade payables	149	237

Accruals	656	834

Provisions	85	108

Other current liabilities	35	43

Total payables, accruals and provisions	925	1,222

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2023	2022
Net defined benefit plan obligations	562	526
Deferred compensation and employee incentives	70	72
Provisions	73	86

Other non-current liabilities	15	7

Total provisions and other non-current liabilities	720	691

Note 16: Capital

Return of Capital and Share Consolidation

In June 2023, the Company returned approximately $2.0 billion to its shareholders through a return of capital transaction, which was funded from the proceeds of the Company’s dispositions of LSEG shares (see note 9). The transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares. Shareholders who were subject to income tax in a jurisdiction other than Canada were given the opportunity to opt-out of the transaction. The share consolidation was proportional to the cash distribution and the share consolidation ratio was based on the volume weighted-average trading price of the shares on the NYSE for the five-trading day period immediately preceding June 23, 2023, the effective date for the return of capital transaction. Woodbridge, our principal shareholder, participated in this transaction. As a result of the share consolidation, the Company’s outstanding common shares were reduced by 15.8 million common shares.

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. On November 1, 2023, the Company announced that it plans to repurchase up to $1.0 billion of its common shares (see note 21). This new buyback program is in addition to the $2.0 billion repurchase program that the Company completed in the three months ended March 31, 2023. Share repurchases are typically executed under a NCIB. Shares will be repurchased for the new buyback program under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB up to 10 million common shares may be repurchased between November 3, 2023 and November 2, 2024. The Company may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Share repurchases (millions of U.S. dollars)	-	504	718	698

Shares repurchased (number in millions)	-	4.6	6.0	6.5

Share repurchases - average price per share in U.S. dollars	-	$109.98	$120.10	$106.92

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Due to administrative complexities, the Company temporarily suspended its DRIP for any dividend payable in advance of the return of capital transaction, and paid such dividends in cash. The Company resumed the DRIP after the completion of the return of capital transaction.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Dividends declared per common share	$0.490	$0.445	$1.470	$1.335

Dividends declared	224	215	686	648

Dividends reinvested	(6)	(7)	(14)	(21)

Dividends paid	218	208	672	627

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Non-cash employee benefit charges	31	40	106	126

Net (gains) losses on foreign exchange and derivative financial instruments	(117)	(450)	76	(861)

Fair value adjustments (see note 5)	(6)	(16)	(1)	(21)

Other	5	9	9	14

	(89)	(417)	188	(742)

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Trade and other receivables	18	27	49	64

Prepaid expenses and other current assets	22	(17)	56	32

Other financial assets	-	27	-	40

Payables, accruals and provisions	21	51	(328)	(316)

Deferred revenue	(23)	(16)	29	42

Other financial liabilities	-	(27)	-	(40)

Income taxes(1)	222	134	648	170

Other	(3)	2	(37)	(27)

	257	181	417	(35)

(1)

The three and nine months ended September 30, 2023 reflects current tax liabilities that were recorded on the sale of LSEG shares (see note 9), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Operating activities - continuing operations	(11)	(49)	(118)	(178)

Investing activities - continuing operations	(273)	-	(543)	-

Investing activities - discontinued operations(1)	-	-	(1)	(16)

Total income taxes paid	(284)	(49)	(662)	(194)

(1)	Reflects payments made to HMRC (see note 19).

In the nine months ended September 30, 2023, the Company received refunds of $36 million related to payments previously made for notices of assessment under the Diverted Profit Tax regime, of which $10 million was received directly from HMRC and $26 million was received from LSEG under an indemnity arrangement. In the nine months ended September 30, 2022, the Company paid $82 million related to notices of assessment under the Diverted Profit Tax regime, of which $28 million was paid directly to HMRC and $54 million was paid to LSEG under an indemnity arrangement. LSEG remitted the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to, and refunds received from HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to, and refunds received from LSEG were presented in operating activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 19.

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of all the equity interests of the businesses acquired, which are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include asset acquisitions and investments in businesses in which the Company does not have a controlling interest.

Acquisition activity

The number of acquisitions completed, and the related consideration were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2023	2022	2023	2022
Businesses acquired	2	-	3	2
Investments in businesses(1)	-	2	5	5

Asset acquisitions	-	1	-	1

	2	3	8	8

	Three months ended September 30,		Nine months ended September 30,
Total consideration	2023	2022	2023	2022
Businesses acquired	707	-	1,220	153

Less: Cash acquired	(10)	-	(35)	(2)
Businesses acquired, net of cash	697	-	1,185	151
Investments in businesses(1)	(24)	9	11	27
Asset acquisitions(2)	-	8	-	8
Deferred and contingent consideration payments	5	2	5	4
	678	19	1,201	190

(1)	Reclassification of initial investment in Casetext, Inc., which was acquired in August 2023, and included within businesses acquired, net of cash, amounts above.
(2)	The three and nine months ended September 30, 2022 includes acquisitions of intangible assets of which $8 million was paid in cash and $5 million was recorded as a financial liability.

The following provides a brief description of acquisitions completed in the nine months ended September 30, 2023 and 2022:

Date	Company	Acquiring Segments	Description
August 2023	Casetext, Inc.	Legal Professionals	A business that uses artificial intelligence and machine learning to enable legal professionals to work more efficiently.
July 2023	Imagen Ltd	Reuters News	A media asset management company.
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.
April 2022	ThoughtTrace	Corporates	A business that uses artificial intelligence and machine learning to read, organize and manage document workflows.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The Company’s consolidated statement of financial position as of December 31, 2022 has been adjusted to reflect the completion of a purchase price allocation related to a 2022 acquisition. This adjustment increased computer software and decreased goodwill by $13 million, respectively.

The details of net assets acquired were as follows:

	September 30,				December 31,
	2023				2022
	Sureprep LLC	Casetext, Inc.	Other	Total	Total
Cash and cash equivalents	25	8	2	35	2
Trade receivables	8	1	2	11	3
Prepaid expenses and other current assets	3	3	-	6	1
Current assets	36	12	4	52	6
Property and equipment	2	-	-	2	-
Computer software	180	192	7	379	74
Other identifiable intangible assets	13	8	6	27	2
Other non-current assets	1	-	-	1	-
Total assets	232	212	17	461	82
Payables and accruals	(6)	(2)	(5)	(13)	(1)
Deferred revenue	(47)	(5)	(2)	(54)	(4)
Other financial liabilities	-	-	(2)	(2)	-
Current liabilities	(53)	(7)	(9)	(69)	(5)
Provisions and other non-current liabilities	(1)	-	-	(1)	(18)
Deferred tax	(9)	(37)	(3)	(49)	(10)
Total liabilities	(63)	(44)	(12)	(119)	(33)
Net assets acquired	169	168	5	342	49
Goodwill	344	490	44	878	104
Total	513	658	49	1,220	153
Businesses acquired, net of cash	488	650	47	1,185	151

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in 2023 and 2022, the majority of goodwill is not expected to be deductible for tax purposes.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 19: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Through September 30, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. HMRC is conducting an audit of the 2019 and 2020 taxation years and, based on recent discussions, management believes it is reasonably possible that HMRC may issue similar notices in the next three months for another taxation year, which could be significant. As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments through all available administrative and judicial remedies and intends to vigorously defend its position. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

The Canadian tax authority, the Canada Revenue Agency (“CRA”), is conducting an audit of the 2016 to 2019 taxation years. Based on recent correspondence with CRA, management believes it is reasonably possible that CRA may issue notices of assessment related to certain transfer pricing matters and the disposition of a business and the Company may be required to pay a portion of such assessments, which could be significant. As the Company believes that CRA’s positions are without merit, it will contest any such assessments through all available administrative and judicial remedies and the Company intends to vigorously defend its position.

Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current receivables from HMRC, the indemnity counterparty or CRA on its financial statements. The Company expects that its existing sources of liquidity will be sufficient to fund any future required payments.

Guarantees

The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 20: Related Party Transactions

As of September 30, 2023, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 69% of the Company’s common shares.

Transaction with Woodbridge

In March 2023, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating (losses) gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL

In the nine months ended September 30, 2023, the Company received $5.2 billion of dividends from YPL primarily related to the sale of LSEG shares indirectly owned by the Company. See note 9 for further details about these transactions.

Transactions with Elite

In June 2023, the Company sold a majority interest in its Elite business to TPG and retained a 19.9% minority interest with board representation. To facilitate the separation, the Company agreed to provide certain operational services to Elite, including technology and administrative services, for a specified period. From the date of the sale through September 30, 2023, the Company recorded $5 million as contra-expense related to these transactions.

As of September 30, 2023, the consolidated statement of financial position included a receivable from Elite of $33 million and a payable to Elite of $13 million related to all transactions between the two companies.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2023. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report, for information regarding related party transactions.

Note 21: Subsequent Events

Share repurchases

On November 1, 2023, the Company announced the renewal of its normal course issuer bid pursuant to the Company’s plan to repurchase up to $1.0 billion of its common shares. The completion of this program will depend on certain factors such as market conditions, share price and other opportunities to invest capital for growth. See note 16.